

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2022

Brett Asnas
Chief Financial Officer
iStar Inc.
1114 Avenue of the Americas, 39th Floor
New York, NY 10036

      Re: iStar Inc.
          Form 10-K for the fiscal year ended December 31, 2021
          Filed February 25, 2022
          File No. 001-15371

Dear Brett Asnas:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction